UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QuinStreet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74874Q100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74874Q100	13G

1.	Names of Reporting Persons Douglas Valenti
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 334,963 (1)
	6.	Shared Voting Power 4,977,349 (2)
	7.	Sole Dispositive Power 334,963 (1)
	8.	Shared Dispositive Power 4,977,349 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,312,312
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.1%
12.	Type of Reporting Person (see instructions) IN

(1)	Represents options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2011.
(2)	Includes (i) 2,924,412 shares of common stock held by The Valenti Living Trust, for which Mr. Valenti and Terri Valenti are co-trustees, (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner and (iii) 6,903 shares of common stock held by trusts for the benefit of Mr. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

CUSIP No. 74874Q100	13G

1.	Names of Reporting Persons Terri Valenti
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,903 (1)
	6.	Shared Voting Power 4,970,446 (2)
	7.	Sole Dispositive Power 6,903 (1)
	8.	Shared Dispositive Power 4,970,446 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,977,349
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.4%
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 6,903 shares of common stock held in trusts for which Terri Valenti is trustee.
(2)	Includes (i) 2,924,412 shares of common stock held by The Valenti Living Trust, for which Douglas Valenti and Terri Valenti are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

CUSIP No. 74874Q100	13G

1.	Names of Reporting Persons The Valenti Living Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization N/A
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,970,446 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,970,446 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,970,446
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.4%
12.	Type of Reporting Person (see instructions) OO

(1)	Includes (i) 2,924,412 shares of common stock held directly by The Valenti Living Trust, for which Douglas Valenti, our Chairman and Chief Executive Officer, and his wife are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

CUSIP No. 74874Q100	13G

Item 1(a).	Name of Issuer:

QuinStreet, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

950 Tower Lane, 6th Floor

Foster City, CA 94404

Item 2(a).	Name of Person Filing:

Douglas Valenti

Terri Valenti

The Valenti Living Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o QuinStreet, Inc.

950 Tower Lane, 6th Floor

Foster City, CA 94404

Item 2(c).	Citizenship:

Douglas Valenti	USA
Terri Valenti	USA
The Valenti Living Trust	N/A

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

74874Q100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Douglas Valenti	5,312,312	(1)(2)
Terri Valenti	4,977,349	(3)(4)
The Valenti Living Trust	4,970,446	(5)

(b)	Percent of Class:

Douglas Valenti	11.1%
Terri Valenti	10.4%
The Valenti Living Trust	10.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Douglas Valenti	334,963
Terri Valenti	6,903
The Valenti Living Trust	0

(ii)	Shared power to vote or to direct the vote:

Douglas Valenti	4,977,349
Terri Valenti	4,970,446
The Valenti Living Trust	4,970,446

(iii)	Sole power to dispose or to direct the disposition of:

Douglas Valenti	334,963
Terri Valenti	6,903
The Valenti Living Trust	0

(iv)	Shared power to dispose or to direct the disposition of:

Douglas Valenti	4,977,349
Terri Valenti	4,970,446
The Valenti Living Trust	4,970,446

(1)	Represents 334,963 options to purchase shares of common stock held by Mr. Valenti exercisable within 60 days of December 31, 2011.

(2)	Includes (i) 2,924,412 shares of common stock held by The Valenti Living Trust, for which Mr. Valenti and Terri Valenti are co-trustees, (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner and (iii) 6,903 shares of common stock held by trusts for the benefit of Mr. Valenti’s immediate family members over which Mr. Valenti may be deemed to have shared voting and dispositive power.

(3)	Includes 6,903 shares of common stock held in trusts for which Terri Valenti is trustee.

(4)	Includes (i) 2,924,412 shares of common stock held by The Valenti Living Trust, for which Douglas Valenti and Terri Valenti are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

(5)	Includes (i) 2,924,412 shares of common stock held directly by The Valenti Living Trust, for which Douglas Valenti, our Chairman and Chief Executive Officer, and his wife are co-trustees and (ii) 2,046,034 shares of common stock held by DJ & TL Valenti Investments, LP, of which The Valenti Living Trust is the general partner.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

Exhibit	Document Description

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2012

DOUGLAS J. VALENTI

/s/ Douglas J. Valenti Douglas J. Valenti

THE VALENTI LIVING TRUST

By:	/s/ Douglas J. Valenti
Douglas J. Valenti, Co-Trustee

TERRI VALENTI

/s/ Terri Valenti
Terri Valenti

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)